UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 05 )*

First Mid-Illinois Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $4.00 per share

(Title of Class of Securities)

320866106

(CUSIP Number)

Charles Albert Adams,  21 St. Andrews Place  Mattoon,  Illinois  61938  Phone : 217-234-8877

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 02, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Charles Albert Adams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
593,342

	8	SHARED VOTING POWER
19,000

	9	SOLE DISPOSITIVE POWER
593,342

	10	SHARED DISPOSITIVE POWER
19,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
612,342

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $4.00 per share (the "Common Stock"), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1515 Charleston Avenue, Mattoon, Illinois 61938.

Item 2.	Identity and Background

(a)	This statement is being filed by Charles Albert Adams individually.

(b)	Mr. Adams residence address is 21 St. Andrews Place, Mattoon, Illinois 61938.

(c)	Mr. Adams principal occupation is President of Howell Paving, Inc. His business address is 1020 N. 13th Street, Mattoon, Illinois 61938.

(d)	During the last five years, Mr. Adams has not been convicted in a criminal proceeding (excluding traffic violaitons or similar misdeameanors).

(e)
During the last five years, Mr. Adams has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

(f)	Mr. Adams is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Since Mr. Adams most recently filed amendment to this statement on Schedule 13D on November 17, 2010, shares of Common Stock for which Mr. Adams is reporting beneficial ownership herein have been acquired in the following manner: (i) 393 shares acquired pursuant to the deferral of director fees under the Company's Deferred Compensation Plan; (ii) 570 shares have been acquired pursuant to dividend reinvestment under the Company's Dividend Reinvestment Plan; and (iii) 73,928 shares are obtainable through the conversion of 300 shares of Series C 8% Non-Cumulative Perpetual Convertible Preferred Stock of the Company (the "Series C Preferred Stock") that have been acquired by Mr. Adams individually through a private placement offering by the Company of the Series C Preferred Stock on March 2, 2011. No borrowed funds were used for any of the above listed acquisitions. Additionally, Mr. Adams' percentage of beneficial ownership of shares of Common Stock has increased as a result of Common Stock repurchases under the Company's share buy-back program.

Item 4.	Purpose of Transaction

Purchases of shares of Common Stock by Mr. Adams have been for investment purposes. Mr. Adams may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Mr. Adams has no present intention to sell any shares, although he could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by him. Except as set forth above, Mr. Adams does not have any plans or proposals which relates to or would result in any of the following matters:

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	Mr. Adams' total beneficial ownership amounts to 612,597 shares of Common Stock, or 9.9% of the outstanding shares of Common stock of the Company.

(b)
Mr. Adams holds sole voting and investment power over the following shares of Common Stock: (i) 134,114 held by Mr. Adams individually; (ii) 54,845 shares held for the acount of Mr. Adams under the Company's Deferred Compensation Plan; (iii) options to purchase 3,375 shares of Common Stock; (iv) 281,146 shares held by Howell Paving, Inc., which is a Corporation controlled by Mr. Adams; (v) 200 shares of Series B Preferred Stock of the Company, which are convertible into 45,934 shares of Common Stock of the Company; and (vi) 300 shares of Series C Preferred Stock of the Company, which are convertible into 73,928 shares of Common Stock of the Company. Mr. Adams is also reporting shared voting and investment power over 19,000 shares held by the Howell-Adams Family Foundation.

(c)
During the past 60 days, Mr. Adams has effected no transactins in the Common Stock other than the following: (i) On January 6, 2011, Mr. Adams acquired 570 shares of Common Stock pursuant to dividend reinvestment under the Company's Dividend Reinvestment Plan. The price per share was $17.95; (ii) on February 17, 2011, Mr. Adams acquired 393 shares of Common Stock pursuant to the deferral of dierctor fees under the Company's Deferred Compensation Plan. The price per share was $17.80; and (iii) on March 2, 2011, Mr. Adams purchased 300 shares of Series C Preferred Stock of the Company which are convertible into 73,928 shares of Common Stock. The purchase was consummated in a private placement offering of the Company's Series C Preferred Stock. The price per share of the Series C Preferred Stock was $5,000.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)
Other than the persons described in sub-items (a) & (b) above, to the knowledge of Mr. Adams, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Adams.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Adams and any person with respect to any securities of the issuer.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 08, 2011	By:	/s/ Charles Albert Adams

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)